EXHIBIT 2
                                    ---------


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                                       March 8, 1999


Avatex Corporation
National Intergroup Realty Corporation
National Intergroup Realty Development, Inc.
National Intergroup Realty Funding, Inc.
National Intergroup Realty Riva, Inc.
5910 N. Central Expressway, No. 1780
Dallas, Texas 75206

                              Re: Millbank Partnerships

Gentlemen:

      As you are aware, National Intergroup Realty Development, Inc. ("NIRD") owns a one percent (1%) general partnership interest and a forty-nine percent (49%) limited partnership interest in Millbank Partners-Mass. Ave. Limited Partnership ("Millbank MassAve"). In addition, National Intergroup Realty Funding, Inc. ("NIRF") owns (i) a one percent (1%) general partnership interest and a forty-nine percent (49%) limited partnership interest in Millbank Partners-Virginia Avenue Limited Partnership ("Millbank VaAve"), (ii) a fifty percent (50%) tenant in common interest in the land located at 2601 Virginia Avenue, N.W., Washington, D.C. (the "VaAve Land") and (iii) a ground lessor's interest in that certain Ground Lease dated October 5, 1994 (the "VaAve Ground Lease") between Millbank VaAve, NIRF and Bles South Limited Partnership ("BSLP"). Finally, National Intergroup Realty Riva, Inc. ("NIRR") owns a one percent (1%) general partnership interest and National Intergroup Realty Corporation ("NIRC") owns a forty-nine percent (49%) limited partnership interest in Millbank Partners - Riva Limited Partnership ("Millbank Riva"). Millbank MassAve, Millbank VaAve and Millbank Riva are collectively referred to as the "Partnerships." NIRC, NIRD, NIRF and NIRR are collectively referred to as the "Sellers." The general and limited partnership interests of the Sellers in the Partnerships are collectively referred to as the "Partnership Interests." The Partnership Interests, the tenant in common interest of NIRF in the VaAve Land, and ground lease interest of NIRF in the VaAve Ground Lease are collectively referred to as the "Interests."

      The purpose of this letter agreement (this "Agreement") is to set forth the terms upon which (a) the Sellers and Bernstein (as defined below) will cooperate to market and sell the Interests which relate to the land, business and improvements located at 2601 Virginia Avenue, N.W., Washington DC, i.e., Millbank VaAve, the VaLand and the VaAve Ground Lease, (collectively, the "Premier") and (b) The Bernstein Companies or its affiliates (collectively, "Bernstein"), or their designee(s)


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(Bernstein or such designee(s) are collectively referred to as the "Purchaser")
will purchase all of the Sellers' Interests in Millbank MassAve and Millbank Riva . As you are aware, each of the Partnerships has outstanding external indebtedness and consents will be required from the holders of such indebtedness as a condition to the Purchaser's performance of the transactions contemplated by this Agreement. Bernstein shall endeavor to obtain the necessary consents from all applicable lenders.

      The transaction would be structured as follows:

      1.    Premier Sale.

      A. The Sellers and Bernstein shall cooperate in an effort to sell the Premier on commercially reasonable terms as soon as practicable (the "Premier Closing"). The Sellers and Bernstein agree to sell the Premier as follows: (a) during the sixty (60) day period from the date of this Agreement, the Sellers and Bernstein shall be required to accept an offer and sell the Premier in any transaction yielding Net Proceeds of $9 million or more (in addition to any payment by Bernstein pursuant to Section 1C); (b) thereafter the Sellers and Bernstein shall be required to accept an offer and sell the Premier in any transaction yielding Net Proceeds of $7.5 million or more (in addition to any payment by Bernstein pursuant to Section 1C); or (c) in a transaction mutually acceptable to the Sellers and Bernstein.

      B. The Net Proceeds from the Premier Closing shall be paid or credited to the Sellers. "Net Proceeds" means the total purchase price for the sale of the Premier after reduction for any and all costs associated with the Premier Closing, including, but not limited to, commissions, closing expenses, prepayment penalties, termination fees and third party secured debt obligations. If the Net Proceeds from the sale of the Premier are less than $12 million, Bernstein shall pay to the Sellers the difference between the actual amount of the Net Proceeds and $12 million as set forth more specifically herein.

      C. If the Net Proceeds are less than $12 million, Bernstein shall pay to the Sellers an amount equal to the difference between the Net Proceeds and $12 million (the "Difference"). The Difference shall be paid, at the Premier Closing, as follows:

         i. The first $1 million of the Difference shall be paid in cash (the "Cash Payment"); and

         ii. The remainder of the Difference shall be paid by a Promissory Note made by the Purchaser in favor of the Sellers (the "Note"). The Note shall be payable in two principal payments, the first of which shall be due in one year following the Premier Closing. The first principal payment shall be the greater of $1,000,000 or1/2of the principal amount of the Note. The balance of the Note shall be due and payable upon the second anniversary of the Premier Closing. Interest shall accrue on the outstanding principal balance of the Note from time to time at an annual rate of 7%. All accrued but unpaid interest shall be payable quarterly in arrears. The Note shall be secured by the partnership interest of the Purchaser in Millbank Riva and Millbank


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                  Mass. Ave. A guarantee of The Bernstein Companies may be
                  required if additional debt is secured by any property owned by Millbank Riva or Millbank Mass Ave.

         iii. If the Note and security agreement contemplated by Section 1(c)(ii) above are issued, then (a) the Millbank Riva and Millbank Mass.Ave. Partnerships may only make payments with respect to money loaned from related parties (i) in the ordinary course of business and (ii) to repay loans made after the Premier Closing, and (b) neither Partnership shall make any distributions to its partners (except with respect to income tax obligations) until the Note is paid in full.

      D. Bernstein may, but shall not be required to, purchase the Premier.

      E. Bernstein shall execute a $1,000,000 note payable to the Sellers in the form attached as Exhibit A (the "Initial Note"). The Initial Note will be due on the earlier of the Premier Closing or August 31, 1999. At the Premier Closing, if it occurs, the principal amount of the Initial Note shall represent (and be adjusted to) the cash portion, if any, of the Difference. If the Premier Closing does not occur by August 31, 1999 (or by such later date as the parties may mutually agree), (a) the Initial Note shall be paid in full on such date, subject to reduction by the amount of any required capital contributions to the properties made by Bernstein prior to August 31, 1999 (or such later date as the parties may mutually agree) and (b) this Agreement shall terminate and be of no further force and effect.

      2.    Riva and Mass. Ave.

      At (or contemporaneously with) the Premier Closing, the Sellers shall transfer or contribute to Bernstein, or to an entity or entities designated by Bernstein, all of the Sellers' interest in Millbank Riva and Millbank Mass. Ave. Such transfer shall be made effective upon the Premier Closing and the payment of the Difference as set forth in Section. 1C Any payment made by Bernstein in accordance with Section 1C shall be allocated among the Interests as determined by Bernstein.

      3.    Capital Contributions Prior to Closing

      From and after the date hereof through any termination of this Agreement, the Sellers shall not have any obligation to fund any capital needs of the Partnerships, nor shall the Sellers be entitled to receive any distributions or other consideration from any of the Interests, other than the $12.0 million payment set forth in Section 1B. Until the Premier Closing, Bernstein shall fund all negative cash flow requirements of the Partnerships as additional equity and provide notice to Sellers of such requirements prior to funding. Until the Premier Closing, no distribution or allocation of cash or property shall be made by any of the Partnerships to Bernstein, and after the Premier Closing such distributions shall be subject to Section 1(C)(iii) above. In the event that the Premier Closing does not occur by August 31, 1999, or later if mutually agreed, then any required equity contributed by Bernstein will reduce the Initial Note by a like amount and to the extent of any reduction of the Initial Note, the equity contributions will be credited to the capital account of the applicable Seller

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entity (a "Special Capital Credit"). Notwithstanding the foregoing, if the
Premier is under contract, the parties will cooperate to extend the August 31, 1999 date to accommodate a timely closing.

      4.    Closing

      At the Premier Closing, the applicable Sellers will execute the following instruments (collectively, the "Transfer Instruments"): (a) assignments of the Interests, including specific assignments of the Partnership Interests; (b) amendments to the certificates of limited partnership and partnership agreements of the Partnerships; (c) a release releasing each of the Partnerships and BSLP, and all other partners from any further claims or causes of action (such release shall be mutual and accordingly shall also be executed by the applicable Purchaser and/or Bernstein entity); (d) a special warranty deed, in recordable form, conveying NIRF's tenant in common interest in the VaAve Land, to be recorded among the land records of the District of Columbia (the "Land Records"); (e) an assignment by NIRF of its interest in the VaAve Ground Lease, in recordable form, to be recorded among the Land Records; (f) an amendment to the Memorandum of Lease with respect to the VaAve Ground Lease, in recordable form, to be recorded among the Land Records; (g) an amendment to the CoTenancy Agreement between NIRF and BSLP dated October 5, 1994; (h) an owner's affidavit and other documents required by any title insurance company or otherwise necessary to effect the recordation of documents with respect to the VaAve Land and VaAve Ground Lease; and (i) (together with Bernstein and the Purchasers) such other instruments as the Purchasers or the Sellers may reasonably request Bernstein and the Purchasers shall also use their commercially reasonable efforts to obtain releases of the Sellers and Avatex Corporation from the Partnerships' secured lenders, and either (a) the Premier Closing shall be conditioned upon receipt of releases of the Sellers by such lenders or (b) the transaction shall be structured as a sale of stock in Sellers by Avatex Corporation. Except as provided in Section 1C (governing closing costs for the Premier), all costs incurred in closing the transaction contemplated by this Agreement, including any and all filing and recording costs, fees and charges, will be shared equally by the Purchasers and the Sellers, provided that each party shall bear the cost of its own counsel.

      5. The Sellers understand and agree that Bernstein shall be entitled to designate the actual entities that shall purchase each of the Interests. In connection therewith, Bernstein may elect to effectuate the transfer of all or a portion of the Interests to minimize the tax implications for Bernstein. In addition, the Sellers understand and agree that Bernstein may elect to sell to third parties all or a portion of the assets held by the Partnerships, or certain of the Interests as a condition to the Premier Closing. The Sellers agree to cooperate with Bernstein to effectuate such sales or transfers upon such terms as Bernstein deems appropriate. In connection with the foregoing, each of the Sellers hereby authorizes each of the Partnerships and Bernstein to take such actions and to execute such documents on behalf of the Partnerships (and, in connection with the VaAve Land and the VaAve Ground Lease, the Sellers) as may be necessary to effectuate the sale of any and all assets of the Partnerships, or of the Interests, upon such terms and conditions as Bernstein deems appropriate. Each Seller will execute a resolution confirming such authorization in a form acceptable to the Purchasers.

      6. At the Premier Closing, the items to be delivered pursuant to this Agreement shall be delivered to a mutually acceptable escrow agent who, upon receiving all items, shall then deliver


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the payments required by this Agreement and the Transfer Instruments in accordance with the terms hereof.

      7. The Sellers shall make no representations or warranties regarding the Partnerships or the Interests other than the following which the Sellers, jointly and severally, represent and warrant are true and correct as of the date hereof and at the Premier Closing:

            a. The Interests are owned in their entirety by either NIRC, NIRD, NIRF or NIRR free of all liens, encumbrances or restrictions whatsoever and that the Sellers are not subject to any agreement, law, court decision, administrative decision or other binding obligation of any kind that would restrict the Sellers from entering into this Agreement and consummating the sale of the Interests;

            b. This Agreement and all instruments to be executed pursuant to this Agreement have been duly and validly authorized by all necessary action of the Sellers and have been or will be at the Premier Closing duly and validly executed and delivered and are enforceable in accordance with their terms, except, with respect to enforceability, subject to customary qualifications. At the Premier Closing, each of the Sellers agrees to provide copies of board of director resolutions ratifying this Agreement and the transactions set forth herein;

            c. The Sellers, as partners of the Partnerships or otherwise in connection with their ownership of the Interests, have not taken any actions or entered into any agreements on behalf of themselves or any of the Partnerships that are binding upon any of the Partnerships or would cause any of such Partnerships, Bernstein or the Purchasers to have any liability whatsoever (other than actions also executed by the applicable Bernstein entity); and

            d. None of the Sellers is currently "insolvent" as such term is used in the Bankruptcy Code, and none of the Sellers will be rendered "insolvent" by the consummation of the transactions set forth herein.

      8. Bernstein and the Purchasers shall make no representations or warranties regarding the Partnerships or the Interests other than the following which Bernstein and the Purchasers, jointly and severally, represent and warrant are true and correct as of the date hereof and at the Premier Closing:

            a. Bernstein and the Purchasers are not subject to any agreement, law, court decision, administrative decision or other binding obligation of any kind that would restrict them from entering into this Agreement and consummating the sale of the Interests;

            b. This Agreement and all instruments to be executed pursuant to this Agreement have been duly and validly authorized by all necessary action of Bernstein and have been or will be at the Premier Closing duly and validly executed and delivered and are enforceable against the Purchasers in accordance with their terms, except, with respect to enforceability, subject to customary qualifications. At the Premier Closing, Bernstein and each of the Purchasers agrees to provide copies of board of director resolutions ratifying this Agreement and the transactions set forth herein; and


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            c. Bernstein is not currently "insolvent" as such term is used in the Bankruptcy Code, and Bernstein will not be rendered "insolvent" by the consummation of the transactions set forth herein.

      9. The parties to this Agreement agree that the transactions contemplated by this Agreement are subject to (a) the approval of this Agreement and the transactions contemplated hereby by the Boards of Directors of Avatex Corporation and Sellers (the "Board Approval") and (b) the receipt by Avatex Corporation and the Sellers of the opinion of Valuation Services, Inc. that the consideration to be received by Sellers in the transactions contemplated hereby is reasonable consideration to pay for the purchase of the Interests (the "Opinion"). The Sellers agree to use their best efforts to obtain the Board Approval as rapidly as possible (but in any event within two (2) weeks) after the date of this letter agreement and to obtain the Fairness Opinion as rapidly as possible (but in any event within four (4) weeks) after the date of this letter. The Sellers shall notify Bernstein in writing as rapidly as possible (but in any event within three (3) business days) after obtaining each of the Board Approval and the Opinion. If (a) the Board Approval is not obtained within such two (2) week period or (b) despite Sellers' best efforts, Valuation Services, Inc. states in writing at the end of such four (4) week period that it is unable to deliver an Opnion, this Agreement shall terminate and be of no further force and effect.

      10. This Agreement shall be governed by the laws of the State of Maryland. In the event of a breach of this Agreement by any party, the nonbreaching party shall be entitled to all rights available in law or equity including reimbursement for all attorney fees and court costs.

      11. This Agreement is intended to be the legal and binding obligation of the parties binding on their successors and assigns.



                            [SIGNATURE PAGE FOLLOWS.]
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      We believe we have summarized the agreement between the parties regarding the sale of the Interests. If you agree, please execute below whereupon this will become the binding obligation of the parties.


                                          Sincerely yours,

                                          The Bernstein Companies

                                          By: /s/ Adam Bernstein
                                              -------------------------------
                                          Name: Adam Bernstein
                                          Title: President


Agreed to as of this 8th day of March, 1999:

Avatex Corporation

By: /s/ Grady E. Schleier
    ------------------------------------
Name: Grady E. Schleier
Title: Vice President and Treasurer


National Intergroup Realty Corporation

By: /s/ Grady E. Schleier
    ------------------------------------
Name: Grady E. Schleier
Title: Vice President and Treasurer


National Intergroup Realty Development, Inc.

By: /s/ Grady E. Schleier
    ------------------------------------
Name: Grady E. Schleier
Title: Vice President and Treasurer


National Intergroup Realty Funding, Inc.

By: /s/ Grady E. Schleier
    ------------------------------------
Name: Grady E. Schleier
Title: Vice President and Treasurer


National Intergroup Realty Riva, Inc.

By: /s/ Grady E. Schleier
    ------------------------------------
Name: Grady E. Schleier
Title: Vice President and Treasurer



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EXHIBIT A
                                 PROMISSORY NOTE

$1,000,000                                            March 4, 1999

      FOR VALUE RECEIVED, the undersigned ("Maker"), hereby promises to pay to the order of Avatex Corporation ("Payee"), at 5910 North Central Expressway, Suite 1780, Dallas, Texas 75206, or at such other address as the holder hereof advises in writing from time to time, the principal sum of $1,000,000 as described herein. Capitalized terms used in this Note and not otherwise defined shall have the meanings set forth in that certain letter agreement dated March __, 1999, between Maker, Payee, et al, as it may be amended from time to time (the "Agreement"). This Note is the Initial Note to be delivered pursuant to the Agreement (and is subject to the Agreement). The principal amount of this Note shall be reduced in accordance with Sections 1E and 3, and this Note shall be returned to Bernstein if the Agreement is terminated pursuant to Section 9 of the Agreement This Note shall not bear interest (except as provided below).

      The principal of this Note shall be due and payable on the earlier of August 31, 1999 (or such later date as die parties to the Agreement mutually agree) or the Premier Closing (the "Maturity Date").

      No interest shall be owed on this Note prior to the Maturity Date. If the principal amount of this Note is not paid by the Maker on or before the Maturity Date, then the amount owing to the Payee shall bear interest, beginning on the day after the Maturity Date, through the date of payment, at a rate of twelve percent (12%) simple interest per year. The provisions of this paragraph shall not be construed as waiving the right of the holder hereof to punctual payment of principal when due hereunder.

      The holder hereof may declare the entire unpaid principal of this Note immediately due and payable, without notice, demand, or presentment, all of which are hereby waived, offset against this Note any sum or sums owed by the holder hereof to Maker, or exercise any other right or remedy to which the holder hereof may be entitled by agreement, at law, or in equity, if (a) Maker fails or refuses to pay this Note in fill on the Maturity Date, or (b) Maker shall voluntarily or involuntarily be made the subject of any proceeding provided for by any bankruptcy or similar debtor relief laws (and, in the event of an involuntary proceeding) such proceeding is not dismissed within sixty (60)
days). Each right and remedy available to the holder hereof shall be cumulative of and in addition to each other such right and remedy. No delay on the part of the holder hereof in the exercise of any right or remedy available to the holder hereof shall operate as a waiver thereof; nor shall any single or partial exercise of any such right or remedy preclude other or further exercise thereof or exercise of any other such right or remedy.

      If this Note is placed in the hands of an attorney for collection, or if this Note is collected through any legal proceedings, Maker agrees to pay all court costs, reasonable attorneys' fees, and other costs of collection of the holder hereof.

      The Maker hereby waives demand for payment, presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of intention to accelerate maturity, notice of acceleration of maturity, notice of intent to foreclose on any collateral securing this Note, and all other notices as to this Note and diligence in collection as to each and every payment due hereunder, and agrees that without any notice the holder hereof may take additional security herefor or may release any or all security herefor, or alone, or together with any present or future owner or owners of any property covered by any instrument or agreement given to secure this Note, may from time to time extend, renew or otherwise modify the date or dates or amount or amounts of payment above recited, or the holder hereof -may from time to time release any part or parts of the property and interests securing this Note, with or without consideration, and that in any such case, the Maker and any endorser, surety, and guarantor shall continue to be bound hereby and to be liable to pay the unpaid balance of the indebtedness evidenced hereby, as so additionally secured, extended, renewed, or modified, notwithstanding any such release.

      This Note shall be construed m accordance with and be governed by the laws of the State of Maryland for all purposes.

      Any notice or other communication required or permitted under this Agreement shall be in writing and delivered personally or sent by registered or certified mail (return receipt requested), or by telecopy to:

To Payee:                   Avatex Corporation
                            5910 North Central Expressway, Suite 1780
                            Dallas, Texas 75206
                            Attn: General Counsel

To Maker:                   The Bernstein Companies
                            3299 K Street, N.W., Suite 700
                            Washington, DC 20007
                            Attn: Adam Bernstein

With a copy (which, standing alone, shall not constitute notice) to:

                            Swidler Berlin Shereff Friedman, LLP
                            3000 K Street, N.W., Suite 300
                            Washington, DC 20007
                            Attn: Andrew Ray, Esq.

or such other address as shall be furnished in writing by any of the parties. Any such notice or communication shall be deemed to have been effectively given as of the date so delivered personally, so mailed, or so transmitted by telecopy (except that a notice of change of address shall not be deemed to have been given until received by the addressee).

        IN WITNESS WHEREOF, Maker has executed and delivered this Note on March __, 1999.

                              Maker:      The Bernstein Companies

                                          By:    _____________________
                                          Name:  _____________________
                                          Title: _____________________